August 20, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Delaying Amendment for Team, Inc. Registration Statement on Form S-3 (File No. 333-258884)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-258884) filed by Team, Inc. on August 18, 2021 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuance to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Michelle A. Earley of Locke Lord LLP, counsel to the Registrant, at (512) 305-4818.

Sincerely,

/s/ André C. Bouchard
André C. Bouchard
Executive Vice President, Chief Legal Officer & Secretary